Exhibit 99.1

         Auda Partners, L.P. ("Auda LP") is filing this Form 3 because Auda LP, along with Refco Inc. (the "Issuer") and the other persons party to that certain Amended and Restated Stockholders Agreement, dated as of August 10, 2005 (collectively, the "Other Persons"), may be deemed to be a group with respect to the securities of the Issuer, as a result of Auda LP and the Other Persons being signatories to such agreement. For purposes of this Form 3, Auda LP disclaims beneficial ownership of the Common Stock of the Issuer beneficially owned by any of the Other Persons.

         On the date hereof, Auda LP directly beneficially owns 112,637 shares of the Issuer's common stock, par value $.001 per share ("Common Stock").

         Auda Partners LLC, as the sole general partner of Auda LP, may be deemed to have an indirect beneficial ownership interest in the shares of Common Stock that Auda LP directly beneficially owns. Auda Partners LLC maintains offices at the same address as Auda LP.